Alkami Technology, Inc.

5601 Granite Parkway, Suite 120

Plano, Texas 75024

April 9, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeff Kauten Larry Spirgel Laura Veator Stephen Krikorian

Re:	Alkami Technology, Inc. Registration Statement on Form S-1 (Registration No. 333- 254108)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-254108) (the “Registration Statement”) of Alkami Technology, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on April 13, 2021, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Tad J. Freese at (650) 463-3060 or Joel H. Trotter at (202) 637-2165.

Thank you for your assistance in this matter.

Very truly yours, Alkami Technology, Inc.

By:	/s/ Michael Hansen
Michael Hansen Chief Executive Officer

cc:	Douglas A. Linebarger, Alkami Technology, Inc.

Tad J. Freese, Latham & Watkins LLP

Joel H. Trotter, Latham & Watkins LLP

Kathleen M. Wells, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Stephen Salmon, Davis Polk & Wardwell LLP